Exhibit 99.2

Concord Medical Services Holdings Limited

(the "Company")

NOTICE OF Annual GENERAL MEETING

NOTICE is hereby given that an Annual General Meeting of the Company will be held on December 21, 2017 at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China at 10:00 AM (Beijing time) for the purposes of considering and, if thought fit, passing the following ordinary resolutions:

(i)	"THAT the appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ended December 31, 2016 at a fee agreed by the directors be and is hereby ratified, confirmed and approved in all respects;"

(ii)	"THAT the appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2017 at a fee agreed by the directors be and is hereby approved;"

(iii)	"THAT the financial statements for the fiscal year ended December 31, 2016 contained in the Company’s 2016 annual report be and is hereby ratified, confirmed, approved and adopted in all respects;"

(iv)	To consider any other business as may properly come before the annual general meeting or any adjournment thereof.

The Board of Directors of the Company has fixed the close of business on November 20, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment thereof.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her place. A proxy need not be a shareholder of the Company. A form of proxy is attached.

To be valid, the form of proxy must be duly completed, signed and delivered, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, to 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, P.R. China for the attention of director Yang Jianyu no later than the time for holding the meeting or the adjourned meeting at which the proxy is to be used.

By the Order of the Board.

/s/ Jianyu Yang
Chairman
Date: 11/09/2017